Exhibit 99.1

Orangekloud Technology Inc. Announces First Half 2025 Unaudited Financial Results

Singapore, October 30, 2025 — Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based tech company that offers the eMOBIQ® No-Code platform for developing mobile applications aimed at Small and Medium Enterprises (SMEs) and larger corporations. Today announced its unaudited financial results for the six months ended June 30, 2025.

Overview:

●	Revenue was approximately S$2.1 million and S$2.5 million (approximately $2.0 million), for the six months ended June 30, 2024 and 2025, respectively.

●	Net loss was approximately S$1.3 million and S$3.6 million (approximately $2.8 million), for the six months ended June 30, 2024 and 2025, respectively.

Six Month Financial Results Ended June 30, 2025

Revenue

We derive the majority of our revenue from license and subscriptions fees from packaged software as well as our no-code platform and mobility solutions, and professional services. For the six months ended June 30, 2024 and 2025, our revenue was approximately S$2.1 million and S$2.5 million (approximately $2.0 million), respectively, representing an increase of approximately 21.6%. Recognized sales revenue increased across the board, driven primarily by higher contributions from professional services and support revenue related to mobile solutions for clients that grew by more than S$210,000. We also recorded higher recognized revenue attributable to increased sales of our in-house developed ISV solutions, which rose by close to S$130,000. In addition, our sales revenue to external clients in Malaysia improved by more than S$50,000.

Cost of revenue

Our cost of revenue is predominately pertain to purchases of hardware, accessories, licenses, payments made to third-party managed hosting providers, other third-party service providers and project managers and consultants’ payroll and employee benefits. For the six months ended June 30, 2024 and 2025, our cost of revenue was approximately S$1.5 million and S$1.6 million (approximately $1.3 million) respectively, representing an increase of approximately 7.6%. For the six months ended June 30, 2024 and 2025, payroll and employee benefits for project managers and consultants, which are relatively fixed in nature, accounted for approximately 34.5% and 31.9% of sales revenue, respectively. The remaining components of cost of revenue represented about 38.6% and 32.7% of sales revenue for the respective periods. The increase in cost of revenue was generally in line with the growth in sales revenue. Specific cost of revenue components, including employee benefits and third-party software and systems, rose moderately, reflecting improved project management efficiency.

Gross Profit

Our gross profit and gross margin can be influenced by several factors. These factors include the revenue mix between subscriptions, software and support, and professional services. Additionally, subscription pricing, costs related to third-party hosting facilities, and the expansion of our professional services to support future growth can impact our gross margins. As a result, our gross margin may vary from one period to another based on these factors. For the six months ended June 30, 2024 and 2025, our gross profit was S$564,179 and S$901,124 (approximately $708,485) respectively, representing an increase of approximately 59.7%. The increase was attributable to the increase in revenue recognition during six months ended June 30, 2025, while the cost of revenue, including payroll costs for project managers and consultants, as well as other cost components, did not increase proportionately.  In all, gross profit margins for the two corresponding periods improved from 26.9% to 35.4%.

Other income

Our other income is predominately interest income, government grants and Microsoft Cloud Solution Provider Incentive. For the six months ended June 30, 2024 and 2025, our other income was S$63,367 and S$193,843 (approximately $152,404) respectively, representing an increase of approximately 205.9%. The increase was mainly due to the surge in interest income from bank deposits boosted by the IPO proceeds.

General and administrative expense

General and administrative expenses consist of payroll and employee benefits expenses of directors and administrative staff and other operating expenses, predominately short-term rental expenses, insurance expenses, short term lease expenses    and professional fees. For the six months ended June 30, 2024 and 2025, our general and administrative expenses were S$956,995 and S$3.7 million (approximately $2.9 million) respectively. The significant surge was attributable to post-IPO professional fees for compliance as well as business and corporate developments.

Selling and marketing expenses

Our selling and marketing expenses are predominately allocated towards search engine and social media platforms for generating market awareness, and covering transportation and travel expenses for sales staff or consultants. For the six months ended June 30, 2024 and 2025, our selling and marketing expenses were S$357,399 and S$477,364 (approximately $375,316) respectively, representing an increase of approximately 33.6%. The higher level of marketing-related activities at Orangekloud Pte. Ltd for the eMOBIQ AI no-code App development platform in the six months ended June 30, 2025, contributed to the increase in expenses over the 2024 corresponding period, in the areas of: additional headcounts for regional business development personnel (approximately S$102,000), local and overseas trade fairs and exhibitions (approximately S$54,000), as well as advisory and workshops for product positioning and marketing.

Depreciation and amortization expenses

Our depreciation and amortization expenses are predominately depreciation charged on property and equipment and intangible assets. For the six months ended June 30, 2024 and 2025, our depreciation and amortization expenses were S$130,153 and S$159,629 (approximately $125,504) respectively, representing an increase of approximately 22.6%. The increase was primarily due to the additions to intangible assets in the second half of 2024.

Research and development expenses

Our development expenses are predominately developers’ payroll-related costs directly attributable to the development of No-Code platform and capitalized as intangible assets only when technical feasibility of the project is demonstrated, the Company has an intention and ability to complete and use the platform and the costs can be measured reliably. For the six months ended June 30, 2024 and 2025, our research and development expenses were S$394,049 and S$486,777 (approximately $382,716) respectively, representing an increase of approximately 23.5%. The increase was primarily due to our continuous improvement efforts for our AI No-Code platform, and that the expenses related to the developers’ payroll were expensed off rather than capitalized during the six months ended June 30, 2025 in accordance with ASC 350 – Intangibles – Goodwill and Other.

Interest expenses

Our finance costs are predominately interest on bank loans. For the six months ended June 30, 2024 and 2025, our finance costs were S$18,825 and S$13,255 (approximately $10,421) respectively, representing a decrease of approximately 29.6%. The decrease was mainly due to the reduced principal balances of the outstanding bank loans following our instalment payments  .

Income tax credit/expense

There was a recognition of previously unrecognized deferred tax assets of MSC Consulting, as the Company assessed, during its current periodic review, that the trade loss carry-forward is likely to be utilized for offsetting taxable income in the future. This resulted in an income tax credit of S$161,000 (approximately $126,582) during the six months ended June 30, 2025, as opposed to the tax expense of the same amount in the corresponding period in 2024.

Other comprehensive income/loss

For the six months ended June 30, 2024 and 2025, we had foreign currency translation adjustment, net of tax at income of S$39,431 and loss of S$733,754 (approximately $576,896)   respectively, recorded within other comprehensive income/loss, respectively. This is reflective of the declining USD-SGD exchange rates in the six months ended June 30, 2025.

ABOUT ORANGEKLOUD TECHNOLOGY INC.

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. The eMOBIQ® suite of mobile applications designed to digitalize and streamline business processes in operations includes warehousing, sales ordering, delivery, and manufacturing. eMOBIQ® customers come from various industries, including food manufacturing and food service, precision engineering, construction, retail, energy, and warehouse management.

EXCHANGE RATE INFORMATION

This announcement contains translations of certain Singapore dollars (“S$”) amounts into U.S. dollars (“$” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from S$ to US$ were made at the rate of US$0.786 = S$1  . No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

SUBSEQUENT EVENTS

On July 1, 2025, the company commenced a 6-year office lease at 70 Bendemeer Road #04-04 Luzerne, Singapore 339940, at the monthly rent and service charge of S$22,954, and the amount is to be adjusted to S$23,872 after 3 years.

On July 24, 2025, the company incorporated a new subsidiary company in Singapore, eMOBIQ AI Pte Ltd, with a paid-up capital of S$100,000, to handle the licensing and subscription of the AI eMOBIQ no-code App development platform.

On September 16, 2025, the company received shareholder approval for a 1-for-4 reverse stock split, the change of authorized capital to 1,000,000,000 ordinary shares of par value USD 0.004 each, and the adoption of a new amended and restated memorandum and articles of association. The effective date for trading on NASDAQ following the reverse stock split with the new CUSIP reference number of G6781F119 is September 29, 2025.

CONTACTS

OrangeKloud Technology Inc. Investor Relations Contact:

70 Bendemeer Road #04-04 Luzerne

Singapore 339940

(+65) 6317 2050

Email: ir@orangekloud.com

ORANGEKLOUD TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	8,165,692	5,562,931	4,373,717
Accounts receivable, net	244,179	195,086	153,382
Contract assets	133,088	56,144	44,142
Amount due from related parties	-	-	-
Advance to suppliers	4,536,184	2,304,922	1,812,188
Other current assets	153,578	245,265	192,834
Total current assets	13,232,721	8,364,348	6,576,263

Noncurrent assets
Long-term investment	1,000,000	1,000,000	786,225
Intangible assets, net	1,753,805	1,613,576	1,268,634
Property and equipment, net	28,930	18,068	14,206
Right-of-use assets	-	-	-
Contract assets, noncurrent	3,158	-	-
Deposits	-	-	-
Deferred tax assets	-	161,000	126,582
Total noncurrent assets	2,785,893	2,792,644	2,195,647

TOTAL ASSETS	16,018,614	11,156,992	8,771,910

LIABILITIES
Current liabilities
Accounts payable	299,543	346,508	272,433
Accruals and other payables	518,716	325,529	255,939
Amounts due to directors	207	206	162
Contract liabilities	1,138,202	752,395	591,552
Bank loans, current	256,915	181,422	142,639
Operating lease liabilities, current	-	-	-
Total current liabilities	2,213,583	1,606,060	1,262,725

Noncurrent liabilities
Contract liabilities, noncurrent	2,297	65,566	51,550
Bank loans, noncurrent	246,664	195,148	153,430
Total noncurrent liabilities	248,961	260,714	204,980

TOTAL LIABILITIES	2,462,544	1,866,774	1,467,705

COMMITMENTS AND CONTINGENCIES	-	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.004 par value, 12,500,000 and 1,000,000,000 shares authorized; 5,350,587 and 5,767,970 shares issued and outstanding as of December 31,2024 and June 30, 2025 respectively. *	31,343	31,343	24,643
Additional paid in capital	23,144,114	23,144,114	18,196,489
Accumulated losses	(9,765,882)	(13,297,980)	(10,455,209)
Other reserves	16,667	16,667	13,104
Accumulated other comprehensive income/(losses)	129,828	(603,926)	(474,822)
Total shareholders’ equity	13,556,070	9,290,218	7,304,205

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,018,614	11,156,992	8,771,910

* Retrospectively restated for the 1-for-4 reverse stock split and change in capital structure in September 2025. The company received shareholder approval on September 16, 2025 for a 1-for-4 reverse stock split, the change of authorized capital to 1,000,000,000 ordinary shares of par value USD 0.004 each, and the adoption of a new amended and restated memorandum and articles of association. The effective date for trading on NASDAQ following the reverse stock split with the new CUSIP reference number of G6781F119 is September 29, 2025.

ORANGEKLOUD TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended June 30
	2024	2025	2025
	S$	S$	US$
Revenues:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	962,260	1,104,135	868,099
- No-Code platform and mobile application	135,242	186,648	146,747
Services and license support	996,436	1,256,154	987,620
Total revenues	2,093,938	2,546,937	2,002,466

Cost of revenues:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	761,215	613,452	482,312
- No-Code platform and mobile application	25,000	118,692	93,319
Services and license support	743,544	913,669	718,350
Total cost of revenues	1,529,759	1,645,813	1,293,981

Gross profit	564,179	901,124	708,485

Operating expenses:
Selling and marketing expenses	357,399	477,364	375,316
General and administrative expense	956,995	3,710,991	2,917,675
Depreciation and amortization expenses	130,153	159,629	125,504
Research and development expenses	394,049	486,777	382,716
Total operating expenses	1,838,596	4,834,761	3,801,211

Loss from operations	(1,274,417)	(3,933,637)	(3,092,726)

Other income (expense):
Other income	63,367	193,843	152,404
Interest expense	(18,825)	(13,255)	(10,421)
Foreign exchange gain	49,091	31,013	24,383
Total other income, net	93,633	211,601	166,366

Loss before tax expense	(1,180,784)	(3,722,036)	(2,926,360)
Income tax (expense)/credit	(161,000)	161,000	126,582
Net loss	(1,341,784)	(3,561,036)	(2,799,778)

Other comprehensive income/(loss):
Foreign currency translation, net of income tax	39,431	(733,754)	(576,896)
Total comprehensive loss	(1,302,353)	(4,294,790)	(3,376,674)

Net loss per share attributable to ordinary shareholders
Basic and diluted **	(0.27)	(0.62)	(0.49)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted **	5,000,000	5,767,970	5,767,970

** Retrospectively restated for the 1-for-4 reverse stock split and change in capital structure in September 2025. The company received shareholder approval on September 16, 2025 for a 1-for-4 reverse stock split, the change of authorized capital to 1,000,000,000 ordinary shares of par value USD 0.004 each, and the adoption of a new amended and restated memorandum and articles of association. The effective date for trading on NASDAQ following the reverse stock split with the new CUSIP reference number of G6781F119 is September 29, 2025.